

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2011

Gregory J. Hayes
Senior VP & Chief Financial Officer
United Technologies Corporation
One Financial Plaza
Hartford, Connecticut 06103

Re: United Technologies Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed on February 10, 2011
Definitive Proxy Statement on Schedule 14A
Filed on February 25, 2011
File No. 001-00812

Dear Mr. Hayes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 10

1. We note your disclosure in the first paragraph of this section of "[o]ur business, financial condition, operating results and cash flows can be impacted by a number of factors, including, but not limited to, those set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. For a discussion identifying additional risk factors and important factors that could cause actual results to differ materially from those anticipated, see…" All material risks should be discussed in this section. In future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations-Segment Review, page 9

2.   Please quantify and analyze the changes in costs of products and services sold for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of operating profit. In your revised disclosure, quantify and analyze the significant components of costs of sales, such as labor, materials, or any other components, to the extent material. Please provide us with your proposed revised disclosure.

Pratt & Whitney, page 14

3.   Please clarify for us what is meant by the following in regard Engine Alliance: "At December 31, 2010, 40 percent of Pratt & Whitney's 50 percent interest in the EA was held by third party participants," and how the interests held by these third parties impact your accounting.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 33

4.   We note that you have disclosed in the "Bonus" column rather than the "Non-Equity Incentive Plan Compensation" column amounts earned pursuant to your Annual Executive Incentive Compensation Plan, even though you state that the compensation committee determined these annual bonuses on the basis of earnings, free cash flow performance and other factors relevant to the 2010 performance. Please advise regarding your basis for disclosing these amounts in the "Bonus" column. For guidance, refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations. Alternatively, in future filings, please disclose these amounts in the "Non-Equity Incentive Plan Compensation" column and, to the extent amounts are paid, in the exercise of positive discretion, over and above the amounts earned due to the achievement of any performance measures, disclose those amounts in the "Bonus" column. In future filings, please also include disclosure, as applicable, in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column in the "Grants of Plan-Based Awards" table.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 for any questions regarding legal matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief